Filed Pursuant to Rule 433

Registration No. 333-202130

February 17, 2015

Cenovus Energy Inc.

Treasury Offering of Common Shares

February 17, 2015

An amended and restated preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the amended and restated preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The offering will be made in the United States pursuant to the Multi-Jurisdictional Disclosure System (“MJDS”). A registration statement (including a prospectus) relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  Before you invest, you should read the prospectus in that registration statement and other documents Cenovus has filed with the SEC for more complete information about Cenovus and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Cenovus, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from RBC Capital Markets toll-free at 877-822-4089 or TD Securities Inc. at 289-360-2302.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	Cenovus Energy Inc. (“Cenovus” or the “Company”).

Offering:	Treasury offering of 67,500,000 common shares of Cenovus (“Common Shares”), before giving effect to the over-allotment option.

Offering Price:	C$22.25 per Common Share.

Amount:	C$1,501,875,000 (C$1,727,156,250 to the extent the over-allotment option is exercised in full).

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable at the Offering Price at any time until 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any and for market stabilization purposes.

Use of Proceeds:

Cenovus intends to use the net proceeds from the Offering to partially fund the Company’s previously announced 2015 capital expenditure program, repay commercial paper outstanding as it matures and for general corporate purposes.

Dividends:

Dividends are payable on a quarterly basis on or about the last day of each quarter. It is anticipated that the first dividend to which purchasers of the Common Shares under the Offering will be entitled to participate will be for the dividend payable on March 31, 2015 to holders of record on March 13, 2015.

Offering Basis:	Offered publicly in all Provinces and Territories of Canada, by way of a short form prospectus and in the United States pursuant to the MJDS and internationally as expressly permitted by the Company.

Underwriting Basis:	“Bought Deal” subject to conventional bought deal termination provisions.

Listing:	The existing Common Shares are listed on the TSX and the NYSE under the symbol “CVE”.

Eligibility:	The Common Shares will be eligible under applicable Canadian law for RRSPs, RRIFs, DPSPs, TFSAs and RESPs.

Joint Bookrunners:	RBC Capital Markets and TD Securities Inc.

Commission:	3.5%.

Closing:	On or about March 3, 2015.